Exhibit 3.1

By-Laws Amendment
(New language in italics)

ARTICLE II

1. Annual Meeting. The annual meeting of shareholders shall be held upon not less than ten (10) nor more than sixty (60) days’ written notice of the time, place and purposes of the meeting at 10 o’clock a.m. on the 15th day of the month of May of each year or at such other time and place as designated by the Board and specified in the notice of meeting, in order to elect directors and transact such other business as may properly come before the meeting. If that date is a legal holiday, the meeting shall be held at the same hour on the next succeeding business day. The Board may, in its sole discretion, determine that a meeting of shareholders shall not be held at any place but instead be held solely by means of remote communication (a “virtual” meeting), or be held at a place with shareholders participating in the meeting by means of remote communication (a “hybrid” meeting), each as authorized by New Jersey Business Corporation Act Section 14A:5-1 or successor statutory provision.